HOGAN & HARTSON L.L.P.
February 7, 2006
VIA EDGAR AND FAX
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Flamel Technologies S.A.
Form 20-F for the fiscal year ended December 31, 2004
filed June 15, 2005
Commission File No. 000-28508
Dear Mr. Rosenberg:
We have reviewed a comment of the staff, as provided to us by telephone on January 17, 2006, with respect to the above-referenced filing. Enclosed herewith is the staff’s comment followed by our response on behalf of Flamel Technologies S.A. (the “Company”).
Form 20-F – December 31, 2004
Consolidated Financial Statements, page F-1
SB Pharma Puerto Rico Inc. (GSK), page F-13
Comment:
Please provide revised supplemental disclosure that better indicates what your obligations and responsibilities in this agreement are. Include what happens in the event of a breach, the total amount to be repaid, what constitutes a breach and whether it can be corrected. Focus this disclosure on the economics of what happens and not the debits and credits that it took to get there.

Mr. Jim B. Rosenberg
February 7, 2006

Response:
The Company proposes to include the following disclosure regarding the agreement between the Company and GlaxoSmithKline in the Company’s Form 20-F for the fiscal year ended December 31, 2005:
“In December 2004, Flamel and GlaxoSmithKline (GSK) entered into a supply agreement whereby Flamel agreed to supply GSK with commercial supplies of product. The provisions of the agreement include payments to Flamel of $20,717,000 to support the costs and capital expenditure relative to the creation of a manufacturing area for the production of commercial supply of the product. The capital expenditure consists of both buildings and fixtures, and production equipment. For the duration of the supply agreement, title to the building and fixtures vests with Flamel and title to production equipment vests with GSK.
If the Company breaches the supply agreement through gross negligence, GSK can chose to terminate the supply agreement. The likely occurrence of this event is deemed remote given the Company’s ability to perform under supply arrangements based on its historical experience. In the event of a breach and a decision to terminate the agreement, all payments received become repayable to GSK and Flamel is to receive immediate title to all production equipment.
Upon cessation of the supply agreement in the normal course, GSK will pass title to all production equipment to Flamel without cost of any kind.”
The Company considers that an amendment to the disclosure in connection with this agreement in its Form 20-F for fiscal year ended December 31, 2004 would not be meaningful for investors since all material elements pertaining to the agreement were disclosed in the Company’s 2004 Form 20-F.
If you have any questions concerning this letter or if you would like additional information, please do not hesitate to call me at (212) 918-8270.

Very truly yours,

/s/ Amy Bowerman Freed Amy Bowerman Freed

cc:	Ms. Keira Ino, Securities and Exchange Commission
Mr. Jim Atkinson, Securities and Exchange Commission
Mr. Stephen Willard, Flamel Technologies S.A.